Exhibit 99.1

Results of Extraordinary General Meeting

London: Wednesday, May 29, 2019: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that the ordinary resolution and special resolution put to its Extraordinary General Meeting (“EGM”) held on May 29, 2019 were duly passed.  The poll results of the resolutions were as follows:

			Number of Votes (%)*
Resolutions			For	Against	Withheld#
1	Ordinary Resolution:	To subdivide each ordinary share of US$1.00 into 10 ordinary shares of US$0.10 each.	60,074,349 (99.99778%)	1,334 (0.00222%)	570

2	Special Resolution:	Conditional upon the listing on The Stock Exchange of Hong Kong Limited, adopt a new memorandum of association and articles of association of Chi-Med.	59,689,872 (99.35771%)	385,859 (0.64229%)	522

*  Percentages rounded to 5 decimal places

# A vote withheld is not a vote in law and is not counted in the calculation of the proportion of the votes for and against a resolution.

As at the date of the EGM, the number of Chi-Med shares entitling the holders to attend and vote on all the resolutions was 66,657,745.

Following the passing of Resolution 1, Chi-Med confirms that each of Chi-Med's ordinary shares of US$1.00 each (“Existing Ordinary Shares”) will be subdivided into 10 new ordinary shares of US$0.10 each (“Subdivision”) with effect on May 30, 2019. Trading on AIM for the Existing Ordinary Shares (under ISIN KYG4672N1016) will cease at 4:30 p.m. today and the trading in the new ordinary shares of US$0.10 each (“New Ordinary Shares”) will commence at 8:00 a.m. on May 30, 2019 under new ISIN KYG4672N1198. Application has been made to the London Stock Exchange for the 666,657,450 New Ordinary Shares to be admitted to the AIM market operated by the London Stock Exchange with effect at 8:00 a.m. on May 30, 2019.

Concurrent with the Subdivision, the American Depositary Share (“ADS”) ratio will be changed from 1 ADS representing one-half of an Existing Ordinary Share to 1 ADS representing 5 New Ordinary Shares with effect from 8:00 a.m. on May 30, 2019.

Shareholders should multiply their Existing Ordinary Shares by ten to determine their number of New Ordinary Shares immediately following the Subdivision.

Immediately following the Subdivision, the issued share capital of Chi-Med will consist of 666,657,450 New Ordinary Shares, with each share carrying one right to vote and with no shares held in treasury. This figure of 666,657,450 may be used by shareholders as the denominator for the calculations by which they could determine if they are required to notify their interest in, or a change to their interest in, Chi-Med under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. For illustrative purposes only, the 666,657,450 New Ordinary Shares would be equivalent to 666,657,450 depositary interests (each equating to one New Ordinary Share) which are traded on AIM or, if the depositary interests were converted in their entirety, equivalent to 133,331,490 ADSs (each equating to five New Ordinary Shares) which are traded on the NASDAQ Global Select Market.

All of the times referred to in this announcement are to London time unless otherwise stated.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 420 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases. It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market, Chi-Med is headquartered in Hong Kong and majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1). For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
	Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200
	Annie Cheng, Vice President, Corporate Finance & Development	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
	UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
	Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
	Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
	Richard Gray / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500